Mail Stop 4561

November 18, 2008

Michael J. Ross
President and Chief Executive Officer
Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, MI 48124

>    **Re:    Dearborn Bancorp, Inc.**
>          **Schedule 14A**
>          **Filed November 5, 2008**
>          **File No. 000-24478**

Dear Mr. Ross:

    We have completed our limited review of your Preliminary Schedule 14A and related filings and have no further comments at this time.

>                              Sincerely,


>                              Jessica Livingston
>                              Staff Attorney